Exhibit (a)(5)(A)

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase dated June 16, 2005 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction where it would be illegal to do so. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Mylan Laboratories Inc. by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
Mylan Laboratories Inc.
of
Up to 48,780,487 Shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights)
at
a Purchase Price Not Greater Than $20.50 Nor Less Than $18.00 Per Share

     Mylan Laboratories Inc., a Pennsylvania corporation (“Mylan”), is offering to purchase for cash up to 48,780,487 shares of its common stock, par value $0.50 per share, including the associated preferred stock purchase rights (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JULY 15, 2005
(THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.

     Upon the terms and subject to the conditions of the Offer, Mylan will determine a single price, not greater than $20.50 nor less than $18.00 per Share, that it will pay for the Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. Mylan will select the lowest price per Share (the “Purchase Price”) that will allow it to purchase 48,780,487 Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. Mylan will purchase all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tender described in the Offer to Purchase. If more than 48,780,487 Shares, or such greater number of Shares as Mylan may elect to purchase subject to applicable law, have been validly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, Mylan will purchase Shares on the following basis:

     (a)      First, from all shareholders who properly tender Shares at or below the Purchase Price. If the Offer is over-subscribed, Mylan will purchase tendered Shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase selected by Mylan; and

     (b)      Second, if necessary to permit Mylan to purchase 48,780,487 Shares (or such greater number of Shares as Mylan may elect to purchase subject to applicable law) from holders who have tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

     All other Shares that have been tendered and not purchased will be returned to shareholders promptly after the Expiration Date. Mylan expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Mylan to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

     In the event the Purchase Price is less than the maximum price of $20.50 per Share and more than 48,780,487 Shares are tendered in the Offer at or below the Purchase Price, Mylan intends to exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer so that it will repurchase up to $1.0 billion of its Shares. By way of example, if the Purchase Price is the minimum purchase price of $18.00 per Share, Mylan intends to purchase up to an additional 5,388,977 of its outstanding Shares to the extent tendered in the Offer.

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 5:00 p.m., New York City time, on Friday, August 12, 2005. To be effective, the notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder also must submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be Guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a shareholder tendered its shares at more than one price, such shareholder must complete a separate notice of withdrawal for shares tendered at each price.

     For purposes of the Offer, Mylan will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration and conditional tender provisions of the Offer, only when, as and if Mylan gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

     Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal (or, in the case of shareholders tendering Shares held in account under the Mylan Laboratories Inc. Profit Sharing 401(k) Plan, must follow procedures set forth in the separate letter provided to such shareholder regarding such plan).

     Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of certificates for Shares, or of a timely book-entry confirmation of Shares into the Depositary’s account at DTC, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent’s Message, in the case of a book-entry transfer, and any other required documents.

     The Board of Directors of Mylan spent a great deal of time analyzing the company’s business, the sector and the opportunities and challenges ahead and has determined that the Offer and the planned follow-on share repurchase program in the open market or otherwise properly create the right balance between doing what is right for Mylan’s business and delivering value to its shareholders. The Board believes that incurring debt and using a portion of Mylan’s existing cash reserves to fund the Offer is a prudent use of Mylan’s financial resources, and an effective means of providing value to Mylan’s shareholders, and provides an efficient capital structure that provides us with flexibility to take advantage of future opportunities. In particular, the Board of Directors believes the Offer will provide shareholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of capital if they so elect, without potential disruption to the Share price and the usual transaction costs associated with market sales. The Offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in Mylan and benefit from the enhanced earnings per Share from both its existing business and any new opportunities which Mylan is able to add successfully to its existing business base and its increased dividend.

     Mylan’s Board of Directors has approved the Offer. However, neither Mylan nor its Board of Directors, the Dealer Manager, Information Agent, or Depositary makes any recommendation to any shareholder whether to tender or refrain from tendering Shares or as to the price or prices at which shareholders may choose to tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which they will tender their Shares. In doing so, shareholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal. Mylan’s directors and executive officers have advised Mylan that they do not intend to tender Shares pursuant to the Offer.

     In certain circumstances, a tendering shareholder whose Shares are purchased in the Offer may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer.

     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

     Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at Mylan’s expense at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set out below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.

You may obtain information regarding the Offer
from the Information Agent as follows:

445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

Shareholders Please Call Toll Free: (800) 607-0088
Banks and Brokers Call (800) 654-2468

E-mail: mylan.info@morrowco.com

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

You may obtain information regarding the Offer
from the Dealer Manager as follows:

4 World Financial Center
New York, New York 10080

Telephone: (609) 818-8000
Toll-Free: (877) 653-2948

June 16, 2005

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